April 22, 2009

DIRECT DIAL: 212-451-2206
EMAIL: EGONZALEZ@OLSHANLAW.COM

BY EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0303
Attn: Katherine Wray

Re:	iPass Inc.
Preliminary Proxy Statement on Schedule 14A filed April 9, 2009
Filed by Foxhill Opportunity Master Fund, L.P., et al.
File No. 0-50327

Dear Ms. Wray:

We acknowledge receipt of the letter of comment dated April 20, 2009 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Foxhill Opportunity Master Fund, L.P. (“Foxhill”) and provide the following supplemental response on its behalf.  Unless otherwise indicated, the page references in the responses below are to the marked version of the enclosed paper copy of the Preliminary Proxy Statement filed on Schedule 14A filed on the date hereof (the “Proxy Statement”).  Capitalized terms used herein and not separately defined have the meanings given to them in the Proxy Statement.  To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

Schedule 14A

General

1.
Foxhill and its affiliates and director nominees are participants in the solicitation within the meaning of the term “participants” as defined in Instruction 3 to Item 4 of Schedule 14A.  Please revise your filing to remove the implication that a question exists as to whether or not these parties may be properly defined as participants by deleting the term “deemed.”

Response:  The Proxy Statement has been revised accordingly.  Please see page 1 of the Proxy Statement.

April 22, 2009

Reasons for our Solicitation

iPass’ stock price trades below its enterprise value, page 7

2.
Please expand your disclosure to explain clearly and quantitatively how you calculated the company’s market value and its enterprise value, and how you concluded that its market value is now worth less than its remaining cash, resulting in an enterprise value of negative $5 million.  Disclose the sources of the figures used in your calculations, for example, the financial statements contained in company’s public filings.

Response:  The Proxy Statement has been revised accordingly.  Please see page 7 of the Proxy Statement.

3.
You state that you “believe the Board must be reconstituted with members whose interests are aligned with stockholders and who are committed to taking all appropriate action to restore value to all stockholders.”  This disclosure implies that the current directors do not have interests that are aligned with stockholders and that they are not committed to fulfilling their corporate law fiduciary duties with respect to the company.  Please avoid making statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation.  Provide the factual foundation for this assertion or delete it.

Response:  The statement has been deleted in its entirety.

The current Board has a disappointing track record..., page 7

4.
The subheading to this section references the “current Board,” and the next sentence refers to three acquisitions authorized by the board.  Please revise your disclosure to clarify that there have been several changes to the composition of the board since authorizing the acquisitions and over the course of integrating the acquired businesses.  In this regard, we note as examples that Messrs. Clapman, Gold and Kaplan all appear to have become directors subsequent to the GoRemote acquisition.

Response:  The Proxy Statement has been revised accordingly.  Please see page 7 of the Proxy Statement.

5.
You state that the board has authorized the spending of approximately $106.5 million on three separate acquisitions, including the GoRemote acquisition.  Please identify the other two acquisitions to which you refer, and provide the dates of such acquisitions and the purchase prices.  In addition, please provide supplemental support for the statement that the company has written down each of these acquisitions to zero.

Response:  The Proxy Statement has been revised accordingly to identify the dates and purchase prices of the two other acquisitions referenced therein and to clarify that the goodwill relating to these acquisitions has been written down to zero.  Please see page 7 of the Proxy Statement.  In support of the statement that the Company has written down goodwill on each of these acquisitions to zero, we direct the Staff to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 in which the Company has written down Goodwill to zero on its Balance Sheet as of December 31, 2008 and 2007.

April 22, 2009

6.
Please characterize as an opinion or belief your assertions that the referenced acquisitions have been failures.  In addition, provide additional support for your suggestion that management has failed to integrate the acquired businesses effectively.  Support for opinions of beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure.  In this regard, we note that it is not evident from the disclosure provided that the write-down of the referenced acquisitions was a result of a failure to integrate them effectively.

Response:  The Proxy Statement has been revised accordingly.   Please see page 7 of the Proxy Statement.  We note that Foxhill’s assertions that management has failed to integrate the acquired businesses effectively has been deleted from the Proxy Statement.

We believe iPass has maintained poor corporate governance practices..., page 8

7.
You state on page 9 that you believe the referenced governance provisions are “contrary to the guidelines for corporate governance best practices.”  Please specify the guidelines to which you refer, and provide us with a supplemental copy of such guidelines, marked to indicate the specific guidelines with which you assert the company is not in compliance.

Response:  The Proxy Statement has been revised to state Foxhill’s belief that governance provisions such as these are contrary to its view of corporate governance best practices.  On a supplemental basis, we note that the RiskMetrics Group, in its U.S. Corporate Governance Policy 2009 Updates dated November 25, 2008, has identified several anti-takeover provisions, which they deem “problematic” including, among others, a classified board structure, the inability for shareholders to call special meetings, the inability for shareholders to act by written consent and a supermajority vote requirement.   Please see page 7 of Exhibit A to this response letter for the RiskMetrics Group 2009 Updates.

Proposal 1 – Election of Directors, page 10

8.
We note your disclosure in the first paragraph of this section.  Please identify the class and term of directors to which Messrs Bassett, Traub and Galleberg have been nominated, assuming that the board of directors is not declassified.

Response:  The Proxy Statement has been revised accordingly.  Please see page 10 of the Proxy Statement.

April 22, 2009

9.	The biographical information provided for Mr. Galleberg does not disclose his business experience from June 2006 to January 2007. Please revise your disclosure to provide this information, or advise.

Response:  The Proxy Statement has been revised accordingly.  Please see page 11 of the Proxy Statement.

10.
We note that you may reserve the right to nominate additional persons.  Please revise to address whether any advance notice provisions affect your ability to designate other nominees.  Further, we note that under specified circumstances, the shares represented by the gold proxy card will be voted for the substitute or additional nominees.  Please note that we consider the existence of alternative nominees to be material to a security holder’s voting decision.  Please advise as to why you believe you are permitted to use these proxies for the election of other unnamed nominees to be designated by you at a later date.  Refer to Rule 14a-4(d)(1).

Response:  In response to the Staff’s comment, the disclosure has been revised to clarify that Foxhill reserves the right to nominate additional or substitute persons, and that shares represented by the Gold proxy card will be voted for such persons, only to the extent such action is not prohibited under the Company’s Bylaws and applicable law.  We have further clarified that if we nominate additional or substitute persons, we will file an amended proxy statement and proxy card that, as applicable (1) identifies the substitute nominees, (2) discloses that such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Item 7 of Schedule 14A promulgated under the Exchange Act with respect to such nominees.   Any amendment filed in connection with the nomination of an additional or substitute nominee will be filed in accordance with Rule 14a-6(h) using the EDGAR header tag DEFR14A.  Please see page 11 of the Proxy Statement.

Proposal 2 – Declassification of the Board, page 12

11.	Provide all of the information required by Rule 14a-12(c)(2) for the CH publication quoted in this section.

Response:  The Declassification Proposal has been deleted in its entirety.  We have withdrawn our nonbinding Declassification Proposal in light of the Company’s inclusion of a binding proposal to declassify the Board in its Preliminary Proxy Statement on Schedule 14A filed with the SEC on April 17, 2009.

12.	Please disclose the benefits allegedly conferred by a classified board.

Response:  Please refer to our response to Comment 11.

April 22, 2009

Solicitation of Proxies, page 15

13.
We note that you plan on soliciting proxies via mail, facsimile, telephone, Internet, in person and by advertisement, Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding.

Response:  We confirm our understanding of Rule 14a-6(b) and (e).  We currently have no plans to solicit via the Internet.

Incorporation by Reference, page 18

14.
You refer security holders to information that you are required to provide that will be contained in the company’s proxy statement for the annual meeting.  We presume that you are relying upon Rule 14a-5(c) to refer to this information.  If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate.  Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company’s proxy statement, you must undertake to provide the omitted information to security holders.  Please advise as to your intent in this regard.

Response:  We do not intend to disseminate the Proxy Statement prior to the distribution of the Company’s proxy statement.  In the event it becomes necessary to mail the Proxy Statement before the Company discloses this information, we will file an amended Proxy Statement with the SEC disclosing this information in accordance with Rule 14a-6(h) using the EDGAR header tag DEFR14A.

15.
We note the following disclosure: “Although we do not have any knowledge indicating that any statement made by Foxhill herein is untrue, we do not take any responsibility for the accuracy or completeness of statements taken from public documents and records that were not prepared by or on our behalf, or for any failure by iPass to disclose such events that may affect the significance or accuracy of such information.”  Please revise this statement to remove the implication that Foxhill and the other participants are not responsible for the accuracy or completeness of the disclosure contained in the proxy statement.  Once the information is included in the proxy statement, irrespective of the source, the filing parties remain responsible for the accuracy and completeness of the disclosure contained in the proxy statement filing.

Response:  The statement has been deleted in its entirety.  Please see pages 20 and 21 of the Proxy Statement.

Security Ownership of Certain Beneficial Owners and Management, II-1

16.	Please revise the table to reflect the information contained on the Schedule 13D filed on April 8, 2009, by the participants in this solicitation.

Response:  We intend to reprint the Security Ownership of Certain Beneficial Owners and Management table included in the Company’s definitive proxy statement.  The Proxy Statement filed on the date hereof contains a reprint of the Security Ownership of Certain Beneficial Owners and Management table included in the Company’s preliminary proxy statement filed on April 17, 2009, with updates from the Schedule 13D filed on April 8, 2009 by Foxhill and the other participants in this solicitation.  Please see pages II-1 through II-3 of the Proxy Statement.

April 22, 2009

Please note that we intend to fill in all blanks in the Proxy Statement at or prior to the time we file a definitive Proxy Statement.

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments

Sincerely,

/s/ Elizabeth R. Gonzalez

Elizabeth R. Gonzalez

Enclosure

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by the undersigned on April 9, 2009, each of the undersigned acknowledges the following:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

Dated: April 22, 2009

FOXHILL OPPORTUNITY MASTER FUND, L.P.

By: Foxhill Opportunity Offshore Fund Ltd., its general partner
By: Foxhill Capital Partners, LLC, its investment manager

By:	/s/ Neil Weiner
Name:	Neil Weiner
Title:	Managing Member

FOXHILL OPPORTUNITY FUND, L.P.

By: Foxhill Capital (GP), LLC, its general partner

By:	/s/ Neil Weiner
Name:	Neil Weiner
Title:	Managing Member

FOXHILL OPPORTUNITY OFFSHORE FUND, LTD.

By:	/s/ Neil Weiner
Name:	Neil Weiner
Title:	Director

FOXHILL CAPITAL (GP), LLC

By:	/s/ Neil Weiner
Name:	Neil Weiner
Title:	Managing Member

FOXHILL CAPITAL PARTNERS, LLC

By:	/s/ Neil Weiner
Name:	Neil Weiner
Title:	Managing Member

/s/ Neil Weiner
Neil Weiner
/s/ Randall C. Bassett
Randall C. Bassett

/s/ Kenneth H. Traub
Kenneth H. Traub

/s/ Paul A. Galleberg
Paul A. Galleberg

EXHIBIT A

RiskMetrics Group	www.riskmetrics.com

Furthermore, we will evaluate board accountability and oversight at companies that demonstrate sustained poor performance.  Specifically, RMG considers it problematic when companies lack oversight mechanisms and board accountability to shareholders, especially in the context of sustained poor performance.  A governance structure that discourages director accountability may lead to board and management entrenchment.  For example, the existence of several anti-takeover provisions* has the cumulative effect of deterring legitimate tender offers, mergers, and corporate transactions that may have ultimately proved beneficial to shareholders.  When a company maintains entrenchment devices, shareholders of poorly performing companies are left with few effective routes to beneficial change.  RMG will also consider recent board and management changes, board independence, and other factors that may have an impact on shareholders.

If a company exhibits sustained poor performance coupled with a lack of board accountability and oversight, RMG may also consider the company’s five-year total shareholder return and five-year operational metrics in our evaluation.

*Problematic provisions include but are not limited to:

•	a classified board structure;

•	a supermajority vote requirement;

•	majority voting with no carve out for contested elections;

•	the inability for shareholders to call special meetings;

•	he inability for shareholders to act by written consent;

•	a dual-class structure; and/or

•	a non-shareholder approved poison pill.

●●●●●

Corporate Governance Issue:

2009 Classification of Directors/Definition of Independence

Former CEOs of Special Purpose Acquisition Corporations (SPACs)

Current Policy Position: RMG does not currently differentiate between a director who served as a former CEO of the company vs. a director who served as the CEO of the special purpose acquisition company (SPAC) that acquired the company.  He or she would be classified as an affiliated outsider.

New Policy Position: When there is a former CEO of a special purpose acquisition company (SPAC) serving on the board of an acquired company, RMG will generally classify such directors as independent unless determined otherwise taking into account the following factors:

•	the applicable listing standards determination of such director’s independence;

•	any operating ties to the firm; and

•	if there are any other conflicting relationships or related party transactions.

2009 United States Corporate Governance Policy Updates	-7-